UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38810

STEALTH BIOTHERAPEUTICS CORP

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – Stealth BioTherapeutics Corp Enters into Definitive Agreement for Going Private Transaction
99.2	Agreement and Plan of Merger, dated as of July 31, 2022, by and among Stealth BioTherapeutics Corp, Stealth Parent Limited, and Stealth Merger Sub Limited
99.3	Limited Guarantee, dated as of July 31, 2022, by and between Stealth BioTherapeutics Corp and Morningside Venture (I) Investments Limited
99.4	Limited Guarantee, dated as of July 31, 2022, by and between Stealth BioTherapeutics Corp and J. Wood Capital Advisors LLC
99.5	Voting and Support Agreement, dated as of July 31, 2022, by and between Stealth BioTherapeutics Corp and certain shareholders listed on Schedule A thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

Date: August 1, 2022	By:	/s/ Irene P. McCarthy
	Name:	Irene P. McCarthy
Chief Executive Officer